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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC   20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934



     Date of Report (Date of earliest event reported): September 29, 2000

                        VERONEX TECHNOLOGIES, INC.
          -------------------------------------------------------
           (Exact name of registrant as specified in its charter)


 British Columbia, Canada         #0-13967                  95-4235375
----------------------------       -------------       --------------------
(State of other jurisdiction       (Commission         (IRS Employer
 of incorporation)                  File Number)        Identification No.)


  #1505 - 800 West Pender Street,
  Vancouver, British Columbia, Canada                          V6C 2V6
 ----------------------------------------                     ----------
 (Address of principal executive offices)                     (Zip Code)


Registrant's telephone number, including area code:    (604) 647-2225
                                                      ----------------

                                    N/A
                                   ------
      (Former name or former address, if changed since last report)


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Item 1 -  Changes in Control of Registrant
------------------------------------------
N/A.


Item 2 - Acquisition or Disposition of Assets
---------------------------------------------
N/A.


Item 3 - Bankruptcy or Receivership
-----------------------------------
N/A.


Item 4 - Changes in Registrant's Certifying Accountant
-------------------------------------------------------
On September 29, 2000, Veronex Technologies, Inc. engaged the independent accounting firm of Haskell & White LLP as our new certifying accountant. Haskell & White will audit the Company's financial statements for the year ended February 29, 2000 and the three-month period ended May 31, 2000 for inclusion in our periodic reports to be filed with the Securities and Exchange Commission. We did not consult with Haskell & White on any matters prior to their retention.

We had to retain new auditors due to the untimely death of Darrell T. Schvaneveldt, CPA of Schvaneveldt & Company, the predecessor auditor. Due to his passing, we are unable to obtain written communication from Mr. Schvaneveldt, however, we believe there were no matters of disagreement between Schvaneveldt & Company and us. Schvaneveldt & Company's report on our financial statements as of February 28, 1999 and 1998 and for the two years in the period ended February 28, 1999, as well as their report on our financial statements for the three-month period ended May 31, 1999, did not contain any adverse opinions or disclaimers of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We continue to engage the services of a second auditing firm, Elliott Tulk Pryce Anderson, Chartered Accountants, located in Vancouver, B.C., to assist with statutory reporting requirements under the Company Act of British Columbia.


Item 5 - Other Events
---------------------
N/A.



Item 6 - Resignations of Registrant's Directors
-----------------------------------------------
N/A.

Item 7 - Financial Statements and Exhibits
------------------------------------------
N/A.

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                                 SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                VERONEX TECHNOLOGIES, INC.



Date: October 10, 2000                                   /S/ David A. Hite
                                                         ------------------
                                                             David A. Hite
                                                   Chief Executive Officer



Date: October 10, 2000                                /S/ Gerald D. Lamont
                                                     ----------------------
                                                          Gerald D. Lamont
                                                  Chief Accounting Officer


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